Exhibit 99.1

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Strong Second Quarter 2013 Results

Low cost structure continues to drive industry leading margins

Toronto, Ontario (July 25, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended June 30, 2013 and reviewed its operating, exploration and development activities. All amounts are expressed in United States dollars unless otherwise specified.

“Production of 53,000 ounces in the second quarter of 2013 was the highest ever achieved by the Company in a second quarter while total cash costs of $448 per ounce and all-in sustaining costs of $682 per ounce remain well below guidance. Despite the sharp drop in the price of gold in the second quarter, we continue to generate strong margins driven by our industry low cost structure with operating cash flow before non-cash changes in working capital of $33.8 million. Given our strong operational results through the first half of 2013, the company is well positioned to meet or exceed its full year 2013 production guidance of between 180,000 and 200,000 ounces of gold at a total cash cost of between $500 and $520 per ounce of gold sold,” said John A. McCluskey, President and Chief Executive Officer.

“Subsequent to the quarter we announced the friendly agreement to acquire Esperanza Resources whose flagship Esperanza gold project is an excellent strategic fit within our existing portfolio and one of the best undeveloped opportunities and significant open pit targets in Mexico, in our view. We have followed Esperanza’s progress for some time and believe this relatively small, accretive, bolt-on transaction has the potential to grow our production in Mexico by more than 50%, or nearly 30% on a consolidated basis,” Mr. McCluskey added.

Second Quarter 2013 Highlights

Financial Performance

•	Sold 55,000 ounces of gold at an average realized price of $1,423 per ounce for quarterly revenues of $78.3 million

•	Realized proceeds of over $111.1 million on the disposition of the Company’s investment in the common shares of Aurizon Mines Limited (“Aurizon”)

•

Recognized quarterly earnings of $8.8 million ($0.07 per basic share). Earnings were adversely impacted by a number of adjustments, including a $6.8 million ($0.05 per basic share) accounting loss on the disposition of the Aurizon investment and total foreign exchange related losses of $4.9 million ($0.04 per basic share)

•

Generated cash from operating activities before changes in non-cash working capital of $33.8 million ($0.26 per basic share); after changes in non-cash working capital of $13.2 million ($0.10 per basic share)

•	Increased cash and cash equivalents to $466.4 million, and working capital to $505.5 million at June 30, 2013

•	Repurchased 211,300 shares under its normal course issuer bid at cost of $2.6 million

TRADING SYMBOL:    TSX:AGI      NYSE:AGI

Operational Performance

•	Produced 53,000 ounces of gold, a 10% increase from the second quarter of 2012

•	Achieved average crusher throughput of 17,600 tonnes per day (“tpd”), above the Company’s annual guidance of 17,500 tpd for the third consecutive quarter

•

Reported lower than budgeted costs in all categories, including cash operating costs (exclusive of the 5% royalty) of $378 per ounce of gold sold, total cash costs (including royalties) of $448 per ounce of gold sold, all-in sustaining costs of $682 per ounce of gold sold, and all-in costs of $861 per ounce of gold sold (refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” note at the end of this press release for a description of, and reconciliation of these amounts to those reported in the Company’s financial statements)

Subsequent to quarter-end:

•

Announced the friendly acquisition of Esperanza Resources Corporation (“Esperanza”) and its wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico for cash consideration of approximately CAD$69.4 million, in addition to the issuance of approximately seven million warrants of Alamos (exercise price of CAD$29.48)

•

The approval of the environmental impact assessment (“EIA”) report for the Kirazlı project remains outstanding. As a result, the Company now expects first production from the Kirazlı project to be deferred until the first half of 2015 (previously end of 2014). The Company is in regular contact with the Turkish Ministry of the Environment and expects that the Kirazlı EIA will be approved in 2013

Second Quarter 2013 Financial Results

The Company continued to generate strong operating margins in the second quarter of 2013 as a result of continued low cash costs. Despite a substantial drop in the price of gold, the Company generated strong cash from operating activities in the second quarter of 2013. Cash from operating activities before changes in non-cash working capital in the second quarter of 2013 of $33.8 million ($0.26 per share) decreased 19% relative to the same period of 2012 as a result of lower gold prices. After changes in non-cash working capital, cash provided by operating activities dropped significantly to $13.2 million from $44.1 million in the second quarter of the prior year. Cash flow from operations were negatively impacted by lower realized gold prices, as well as a $12.3 million payment of withholding taxes which will be recovered throughout the remainder of 2013.

Earnings before income taxes in the second quarter of 2013 were $19.1 million or $0.15 per basic share, compared to $38.7 million or $0.32 per basic share in the second quarter of 2012. On an after-tax basis, earnings in the second quarter of 2013 of $8.8 million, or $0.07 per basic share, decreased 64% over the comparable period of 2012 as a result of lower realized gold prices, accounting losses on the disposition of the Company’s investment in Aurizon, foreign exchange losses, increased amortization costs and a higher effective tax rate.

On a year-to-date basis, both cash flows from operations and earnings have been substantially reduced compared to the prior year as a result of lower gold prices, increased amortization, foreign exchange and other losses and a higher effective tax rate.

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TRADING SYMBOL:    TSX:AGI      NYSE:AGI

Capital expenditures in the second quarter of 2013 totalled $15.2 million. Sustaining capital spending in Mexico in the second quarter of 2013 included operating and expansion capital of $4.5 million, consisting of $1.8 million for component changes on mobile equipment, $0.6 million for the addition of interlift liners on the leach pad, and $2.1 million invested in other smaller capital projects.

In addition, the Company invested $4.8 million in Mexico focused on continuing development of the El Salto portion of the Mulatos pit, pit design and stability work at Escondida and $1.5 million in capitalized exploration. The Company also invested $5.8 million in development projects in Turkey, focused on exploration, engineering and permitting work.

Key financial highlights for the three and six months ended June 30, 2013 and 2012 are presented at the end of this release in Table 1. The unaudited interim consolidated statements of financial position, comprehensive income, and cash flows for the three and six months ended June 30, 2013 and 2012 are presented at the end of this release in Table 2.

Second Quarter 2013 Operating Results

Gold production of 53,000 ounces in the second quarter of 2013 increased 10% compared to 48,200 ounces in the second quarter of 2012. On a year to date basis, gold production increased 22% to 108,000 ounces. Higher gold production in the second quarter of 2013 relative to the second quarter of 2012 was attributable to both a higher recovery ratio and improved crusher throughput.

Crusher throughput in the second quarter of 2013 averaged 17,600 tpd, 5% higher than 16,800 tpd in the same period of last year and slightly above the annual average budgeted rate of 17,500 tpd. This was the third consecutive quarter in which crusher throughput exceeded 17,500 tpd. During the second quarter of 2013, mill throughput met budgeted levels of 500 tpd.

The grade of the crushed ore stacked on the leach pad in the second quarter of 2013 of 1.10 g/t Au was higher than the full year budgeted grade of 0.98 g/t Au, but lower than the grade in the second quarter of 2012 of 1.15 g/t Au.

The grade of the Escondida high-grade zone mined and milled in the second quarter of 2013 was 10.94 g/t Au, in line with the Company’s full year budgeted average grade of 11 g/t Au, and a significant improvement from the grade milled in the first quarter of 2013 of 6.59 g/t Au. The Company expects to have sufficient Escondida high-grade zone reserves to continue processing until the first quarter of 2014, at which point the Escondida Deep zone is expected to provide additional feed to continue mill production to the end of the second quarter of 2014. Subsequently, the Company intends to transition to processing high grade from the San Carlos zone once the Escondida Deep zone is depleted.

The reconciliation of mined blocks to the block model for the Global Mulatos Pit, including Escondida, for the quarter ended June 30, 2013 was -2%, +5% and +3% for tonnes, grade and ounces respectively. During the second quarter of 2013, and consistent with the first quarter, the Company encountered higher than expected grades in the low-grade portion of the pit.

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TRADING SYMBOL:    TSX:AGI      NYSE:AGI

Since the start of mining activities in 2005, the Mulatos project-to-date reconciliation is +3%, +6%, and +9% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

The recovery ratio in the second quarter and year to date in 2013 of 75% is consistent with the Company’s budget and higher than in the corresponding periods of 2012.

Cash operating costs (exclusive of the 5% royalty) of $378 per ounce of gold sold in the second quarter of 2013 were significantly below the Company’s guidance of $415 to $435 per ounce for the second consecutive quarter. Cash operating costs were 19% higher compared with costs reported in the second quarter of 2012 as a result of higher input costs, including labour, cyanide and diesel, as well as slightly lower grades of ore mined, offset by an improved recovery ratio. Including the 5% royalty, total cash costs were $448 per ounce of gold sold in the second quarter of 2013.

Key operational metrics and production statistics for the second quarter and year to date in 2013 compared to the same periods of 2012 are presented in Table 3 at the end of this press release.

Turkey Developments

In December 2012, as part of the permitting process, the Company submitted an Environmental Impact Assessment (“EIA”) Report on the Kirazlı Project. The EIA report is currently in the final stage of the approval process. While the approval will not be finalized until certain additional signatures are received from Turkish officials, the substantive aspects of the EIA review process have been successfully completed. The Ministry of the Environment, which is the government agency responsible for EIA approval, appointed representatives of government agencies and local authorities to a 17-person EIA Commission that reviewed the Kirazlı EIA submission. In late January 2013, a meeting was held by the EIA Commission, which concluded in its minutes: “The [Kirazlı] project has been reviewed and evaluated by the Commission and the review and evaluation process has been finalized. The EIA Report has been found sufficient by the Commission and it has been accepted as final.” The Company has been informed that a subsequent mandatory 10-day public notice period produced no opposition or comments of any kind.

The Company is awaiting approval of the Kirazlı EIA and based on the delays experienced to-date, has extended its forecast for first production from the Kirazlı project to the first half of 2015 (from late 2014). The Company is optimistic that approval is forthcoming and expects to receive the EIA approval by the end of 2013.

In the second quarter, the Company submitted its EIA for the Ağı Dağı project, and anticipates that a decision from the Turkish Government will be received in a similar time frame to the Kirazlı process.

Acquisition of Esperanza

On July 12, 2013, the Company and Esperanza jointly announced that they have entered into a definitive agreement (the “Esperanza Agreement”) pursuant to which Alamos has agreed to acquire all of the issued and outstanding common shares of Esperanza by way of a court-approved plan of arrangement.

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TRADING SYMBOL:    TSX:AGI      NYSE:AGI

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico.

Pursuant to the terms of the Esperanza Agreement, Esperanza shareholders will receive C$0.85 in cash for each common share of Esperanza held, representing a premium of approximately 38% to Esperanza’s 30-day volume-weighted average price (“VWAP”) for the period ending July 11, 2013. The transaction values Esperanza’s equity at approximately C$69.4 million on a fully diluted in-the-money basis. In addition, Alamos will issue approximately five million Alamos warrants, in the aggregate, to Esperanza shareholders and approximately two million Alamos warrants, in the aggregate, to holders of Esperanza warrants. The Alamos warrants will be listed on the Toronto Stock Exchange.

Highlights of the Transaction:

•	Esperanza gold project is an attractive, open pit, heap leach project with all-in sustaining costs expected to be below $900 per ounce, high margins and potential for further growth;

•	Adds measured and indicated resources of 1.5 million ounces of gold and 16 million ounces of silver in Mexico, further growing Alamos’ presence in Mexico, a geopolitically stable mining jurisdiction;

•	Esperanza shareholders receive a premium of approximately 38% to Esperanza’s 30-day volume weighted average price;

•	Enhances Alamos’ project pipeline by adding an asset with annual average production potential of over 100,000 ounces, with both total cash costs and all-in sustaining costs in the lowest quartile;

•	Ability to utilize Alamos’ mine permitting and development teams, which include significant open pit, heap leach expertise, to advance the Esperanza gold project to production;

•	Ability to fund development and construction of the Esperanza gold project through Alamos’ existing cash resources;

•	Considerable exploration potential on all assets; and

•	Accretive to Alamos’ net asset value, earnings and cash flow with virtually no dilution to Alamos shareholders.

On closing, Alamos will assume ownership of Esperanza’s 100%-owned Esperanza gold project as well as other various interests of Esperanza in Mexico and Peru. The Esperanza gold project is an advanced stage gold project in Morelos, Mexico, with a resource of 1.5 million ounces of gold and 16 million ounces of silver. In September 2011, Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza gold project outlining an initial six-year mine life with expected production of a total of 0.6 million ounces of gold at an average rate of 103,000 ounces per year and average cash costs of US$499 per ounce (net of by-product credits). Applying a conservative gold price assumption of US$1,150 per ounce, the September 2011 PEA base case shows that the Esperanza gold project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of in excess of C$122 million. Upon successful acquisition, the Company intends to work on revising the EIA for the Esperanza gold project for resubmission.

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TRADING SYMBOL:    TSX:AGI      NYSE:AGI

Acquisition of Orsa Ventures

On July 23, 2013, the Company and Orsa entered into a definitive agreement (the “Orsa Agreement”) pursuant to which Alamos has agreed to acquire all of the issued and outstanding common shares of Orsa by way of a court-approved plan of arrangement.

Orsa is a junior exploration company focused on advancing its precious metal properties located in the Western United States. Upon closing, Alamos will assume ownership of Orsa’s right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada.

Pursuant to the terms of the Orsa Agreement, Orsa shareholders will receive C$0.10 in cash for each common share of Orsa held. The transaction values Orsa’s equity at approximately C$3.5 million on a fully diluted in-the-money basis.

Second Quarter 2013 Exploration Update

Total exploration expenditures in the second quarter of 2013 were $3.6 million. In Mexico, total exploration spending was $2.5 million. This included $1.8 million of drilling costs at East Estrella, Mina Vieja, El Salto, and San Carlos, which were capitalized and $0.7 million of early-stage exploration and administration costs, which were expensed. Total exploration spending in Turkey was $1.1 million, of which $0.7 million related to development work at Çamyurt, Ağı Dağı and Kirazlı was capitalized and $0.4 million related to drilling at earlier-stage targets was expensed.

Exploration – Mexico

Exploration expenditures in Mexico in the second quarter of 2013 totalled $2.5 million. The Company has completed 13,109 metres (“m”) of reverse circulation and core drilling in 62 holes in the second quarter for a total of 25,366 m completed in 129 drill holes during first half of 2013. The primary focus in the second quarter was on completing infill and step-out drilling programs at East Estrella, and continued deep directional drilling at San Carlos; however, targets were also assessed at Mina Vieja and El Salto adjacent to the open pit. Five drill rigs were active during the second quarter, with multiple rigs allocated to drilling at San Carlos for both exploration and the collection of metallurgical samples.

East Estrella

Exploration drilling directly east of the Mulatos pit southeast wall continued through the quarter. A new target in the East Estrella area was recently identified by work in the hanging wall of the fault that bounds the mineral resource. This new target is an area of shallow gold mineralization directly to the northeast of the mineral resource. It is characterized by pervasive advanced argillic alteration, as well as a previously unrecognized style of crustiform banded quartz veins.

San Carlos

Drilling at San Carlos has completed until the end of the rainy season. Work in the second quarter targeted the deep high-grade gold mineralization extending to the east of both the open pit and underground mineral resource and reserve areas. High-grade intercepts have

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TRADING SYMBOL:    TSX:AGI      NYSE:AGI

been encountered up to 500 m from the existing open pit boundary. This extension of San Carlos provides excellent potential for adding high-grade underground ounces in close proximity to planned infrastructure.

Exploration – Turkey

Exploration expenditures in Turkey totalled $1.1 million in the second quarter of 2013. Two drill rigs were active throughout the second quarter, drilling a total of 4,963 m in 40 drill holes for a total of 8,307 m completed in 59 drill holes in the first half of 2013.

Outlook

Having produced 108,000 ounces at a total cash cost of $448 per ounce of gold sold in the first half of 2013, the Company is on track to meet or exceed its full year 2013 production guidance of between 180,000 and 200,000 ounces of gold at an average total cash cost of between $500 and $520 per ounce of gold sold. Factoring in exploration spending, corporate and administrative costs, share based compensation and sustaining capital costs, the Company expects to report all-in sustaining costs of between $785 and $825 per ounce of gold sold for 2013.

In the second quarter of 2013, the gold price experienced significant volatility and decreased from over $1,600 per ounce to $1,200 per ounce. Alamos’ disciplined approach to growth and continuous improvement initiatives consistently result in industry-leading operating costs, positioning the Company to generate strong operating margins even in a lower gold price environment. As a result, the current downturn in the gold price has a limited impact on the Company’s current operating and development plans.

In Mexico, the Company is focused on maintaining crusher throughput at current levels in order to achieve budgeted 2013 production levels. The Escondida high-grade deposit is expected to continue to provide high grade mill feed until early 2014, at which point the Escondida Deep zone will be accessed to provide mill feed for an additional quarter. The Company is expecting to receive the permit to begin development of the El Victor and San Carlos deposit areas in the third quarter of 2013, following which development activities will commence in anticipation of processing high grade from San Carlos in mid-2014. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to continue to provide mill feed beyond the life of the Escondida high-grade deposit.

With the recently announced acquisition of Esperanza, the Company has grown its development pipeline substantially. The Esperanza gold project has the potential to grow production in Mexico by more than 50%, or nearly 30% on a consolidated basis. The transaction is expected to close by early September, following which we will work on revising the EIA report for planned resubmission with a construction decision to follow in 2015.

In Turkey, the EIA report on the Kirazli Project is in the final stage of the approval process. While the substantive aspects of the EIA review process have been successfully completed, the Company is awaiting formal approval of the EIA from the Ministry of the Environment. Given the delays experienced to date, the Company now expects production from the Kirazlı project to commence in the first half of 2015, rather than the end of 2014. The Company is in regular contact with the Ministry of the Environment in Turkey and expects that the EIA for the Kirazlı project will be approved in 2013.

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TRADING SYMBOL:    TSX:AGI      NYSE:AGI

In the second quarter, the Company submitted its EIA for Ağı Dağı, the Company’s second late-stage development project in Turkey. The Company anticipates that a decision from the Turkish Government will be received in a similar time frame to the Kirazlı process.

The Company continues to strengthen its financial position despite the recent drop in the gold price. The Company ended the quarter with approximately $466 million in cash and short-term investments, over $505.5 million in working capital and no debt. The Company pays a substantial dividend and has been active with its share buyback program. Alamos’ financial strength and flexibility and low cost operating structure provide it with the ability to aggressively pursue its capital allocation plans, including future organic growth and acquisitions.

Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three and six month periods ended June 30, 2013 and June 30, 2012 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Second Quarter 2013 Results Conference Call

The Company’s senior management will host a conference call on Thursday, July 25, 2013 at 12:00 pm ET to discuss the second quarter 2013 financial results and update operating, exploration, and development activities.

Participants may join the conference call by dialling (416) 340-8061 or (866) 225-0198 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until August 8, 2013 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 3913460. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $475 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of July 23, 2013, Alamos had 127,348,988 common shares outstanding (132,413,188 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

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TRADING SYMBOL:    TSX:AGI      NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Manager, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically

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TRADING SYMBOL:    TSX:AGI      NYSE:AGI

and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q2 2013	Q2 2012	YTD 2013	YTD 2012

Cash flow from operating activities – IFRS (000)	$13,157	$44,063	$46,114	$80,145

Changes in non-cash working capital (000)	(20,616)	2,202	(28,065)	(6,644)

Cash flow from operating activities before changes in non-cash working capital (000)	$33,773	$41,861	$74,179	$86,789

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q2 2013	Q2 2012	YTD 2013	YTD 2012

Mining and processing costs – IFRS (000)	$20,804	$16,150	$39,763	$31,169

Inventory adjustments and period costs (000)	(254)	869	515	145

Total cost (000)	$20,550	$17,019	$40,278	$31,314

Tonnes Ore stacked / milled (000)	1,598	1,531	3,212	2,781

Total cost per tonne of ore	$12.86	$11.12	$12.54	$11.26

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other

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TRADING SYMBOL:    TSX:AGI      NYSE:AGI

mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q2 2013	Q2 2013	YTD 2013	YTD 2012

Mining and processing costs – IFRS (000)	$20,804	$16,150	$39,763	$31,169

Divided by: Gold ounces sold	55,000	50,000	108,000	91,745

Total Cash operating costs per ounce	$378	$323	$368	$340

Mining and processing costs – IFRS (000)	$20,804	$16,150	$39,763	$31,169

Royalties – IFRS (000)	3,841	4,230	8,663	7,661

Total Cash costs (000)	$24,645	$20,380	$48,426	$38,830

Divided by: Gold ounces sold	55,000	50,000	108,000	91,745

Total Cash costs per ounce	$448	$408	$448	$423

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Mining and processing costs (000)	$20,804	$16,150	$39,763	$31,169
Royalties (000)	3,841	4,230	8,663	7,661
Corporate and administration (000) (1)	4,574	2,886	11,831	5,550
Share-based compensation (000)	1,205	1,361	420	3,928
Exploration costs (000) (2)	2,399	2,017	4,471	4,300
Reclamation cost accretion (000)	226	129	452	256
Sustaining capital expenditures (000)	4,468	4,897	8,555	7,851

	$37,517	$31,670	$74,155	$60,715
Divided by: Gold ounces sold	55,000	50,000	108,000	91,745

All-in sustaining cost per ounce	$682	$633	$687	$662

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

11 | ALAMOS GOLD INC

TRADING SYMBOL:    TSX:AGI      NYSE:AGI

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q2 2013	Q2 2012	YTD 2013	YTD 2012
All-in sustaining cost (above)	$37,517	$31,670	$74,155	$60,715
Add: Development and expansion capital (000)	8,183	4,079	15,715	14,827
Add: Turkey / other exploration (000)	1,201	2,143	2,204	3,731
Add: Turkey G&A (000)	470	310	1,049	575

	47,371	38,202	93,123	79,848
Divided by: Gold ounces sold	55,000	50,000	108,000	91,745

All-in cost per ounce	$861	$764	$862	$870

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense.

12 | ALAMOS GOLD INC

TRADING SYMBOL:    TSX:AGI      NYSE:AGI

Table 1: Financial Highlights

	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$33,773	$41,861	$74,179	$86,789

Changes in non-cash working capital	($20,616)	$2,202	($28,065)	($6,644)
Cash provided by operating activities (000)	$13,157	$44,063	$46,114	$80,145
Earnings before income taxes (000)	$19,069	$38,703	$57,867	$78,165
Earnings (000)	$8,828	$24,684	$34,817	$54,154
Earnings per share
- basic	$0.07	$0.21	$0.27	$0.45
- diluted	$0.07	$0.20	$0.27	$0.45

Comprehensive income (000)	$11,496	$24,276	$35,881	$53,574
Weighted average number of common shares outstanding
- basic	127,518,000	119,636,000	127,099,000	119,288,000
- diluted	127,634,000	120,676,000	127,247,000	120,507,000
Assets (000) (3)			$872,652	$753,856

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of this measure.
(3)	Assets are shown as at June 30, 2013 and December 31, 2012.

13 | ALAMOS GOLD INC

TRADING SYMBOL:    TSX:AGI      NYSE:AGI

Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive

Income, and Cash Flows

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	June 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	$466,412	$306,056
Short-term investments	—	47,654
Available-for-sale securities	—	10,340
Amounts receivable	9,533	7,647
Advances and prepaid expenses	15,262	3,207
Other financial assets	484	1,118
Inventory	42,144	42,046

Total Current Assets	533,835	418,068

Non-Current Assets
Other non-current assets	1,814	1,058
Exploration and evaluation assets	139,088	127,015
Mineral property, plant and equipment	197,915	207,715

Total Assets	$872,652	$753,856

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$22,457	$24,874
Income taxes payable	5,905	15,497

Total Current Liabilities	28,362	40,371

Non-Current Liabilities
Deferred income taxes	34,990	38,365
Decommissioning liability	14,133	13,934
Other liabilities	600	714

Total Liabilities	78,085	93,384

EQUITY
Share capital	$505,042	$393,752
Contributed surplus	24,066	22,606
Accumulated other comprehensive loss	—	(1,064)
Retained earnings	265,459	245,178

Total Equity	794,567	660,472

Total Liabilities and Equity	$872,652	$753,856

14 | ALAMOS GOLD INC

TRADING SYMBOL:    TSX:AGI      NYSE:AGI

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
OPERATING REVENUES	$78,273	$80,889	$164,545	$151,145

MINE OPERATING COSTS
Mining and processing	20,804	16,150	39,763	31,169
Royalties	3,841	4,230	8,663	7,661
Amortization	16,462	12,679	29,397	20,457

	41,107	33,059	77,823	59,287

EARNINGS FROM MINE OPERATIONS	37,166	47,830	86,722	91,858

EXPENSES
Exploration	1,384	2,828	2,172	4,311
Corporate and administrative	5,045	3,194	12,879	6,125
Share-based compensation	1,205	1,361	420	3,928

	7,634	7,383	15,471	14,364

EARNINGS FROM OPERATIONS	29,532	40,447	71,251	77,494

OTHER INCOME (EXPENSES)
Finance income	635	865	1,318	1,713
Financing expense	(229)	(134)	(476)	(267)
Foreign exchange loss	(3,631)	(2,615)	(6,962)	(1,416)
Other (loss) income	(7,238)	140	(7,264)	641

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	19,069	38,703	57,867	78,165

INCOME TAXES
Current tax expense	(12,381)	(12,005)	(26,425)	(15,311)
Deferred tax recovery (expense)	2,140	(2,014)	3,375	(8,700)

EARNINGS FOR THE PERIOD	$8,828	$24,684	$34,817	$54,154

Other comprehensive income (loss)
- Unrealized loss on securities	—	(408)	(1,604)	(487)
- Reclassification of realized losses (gains) on available-for-sale securities included in earnings	2,668	—	2,668	(93)

COMPREHENSIVE INCOME FOR THE PERIOD	$11,496	$24,276	$35,881	$53,574

EARNINGS PER SHARE
– basic	$0.07	$0.21	$0.27	$0.45
– diluted	$0.07	$0.20	$0.27	$0.45

Weighted average number of common shares outstanding
- basic	127,518,000	119,636,000	127,099,000	119,288,000
- diluted	127,634,000	120,676,000	127,247,000	120,507,000

15 | ALAMOS GOLD INC

TRADING SYMBOL:    TSX:AGI      NYSE:AGI

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$8,828	$24,684	$34,817	$54,154
Adjustments for items not involving cash:
Amortization	16,462	12,679	29,397	20,457
Financing expense	229	134	476	267
Unrealized foreign exchange loss (gain)	1,864	1,062	4,994	(196)
Deferred tax (recovery) expense	(2,140)	2,014	(3,375)	8,700
Share-based compensation	1,205	1,361	420	3,928
Loss (gain) on sale of securities	6,840	—	6,840	(504)
Other	485	(73)	610	(17)
Changes in non-cash working capital:
Fair value of forward contracts	781	—	856	—
Amounts receivable	(5,841)	(4,803)	(10,686)	(9,808)
Inventory	(2,963)	(1,038)	(3,342)	(3,528)
Advances and prepaid expenses	(12,506)	(592)	(12,056)	(1,027)
Accounts payable and accrued liabilities, and income taxes payable	(87)	8,635	(2,837)	7,719

	13,157	44,063	46,114	80,145

INVESTING ACTIVITIES
Sales of securities	111,116	—	111,116	3,338
Short-term investments (net)	—	(1,626)	47,654	7,783
Decommissioning liability	(99)	(739)	(271)	(767)
Exploration and evaluation assets	(5,772)	(2,284)	(12,073)	(5,315)
Mineral property, plant and equipment	(9,461)	(7,965)	(17,098)	(21,148)

	95,784	(12,614)	129,328	(16,109)

FINANCING ACTIVITIES
Common shares issued	815	5,358	982	14,501
Shares repurchased and cancelled	(2,624)	—	(2,624)	—
Dividends paid	(12,749)	(11,950)	(12,749)	(11,950)

	(14,558)	(6,592)	(14,391)	2,551

Effect of exchange rates on cash and cash equivalents	(1,245)	(945)	(695)	140

Net increase in cash and cash equivalents	93,138	23,912	160,356	66,727
Cash and cash equivalents – beginning of the period	373,274	212,286	306,056	169,471

CASH AND CASH EQUIVALENTS – END OF PERIOD	$466,412	$236,198	$466,412	$236,198

16 | ALAMOS GOLD INC

TRADING SYMBOL:    TSX:AGI      NYSE:AGI

Table 3: Production Summary & Statistics (1)

Production summary	Q2 2013	Q2 2012	YTD 2013	YTD 2012

Ounces produced (1)	53,000	48,200	108,000	88,700

Crushed ore stacked on leach pad (tonnes) (2)	1,552,000	1,486,000	3,124,000	2,711,000
Grade (g/t Au)	1.10	1.15	1.18	1.16

Contained ounces stacked	54,800	54,900	117,900	101,000
Crushed ore milled (tonnes)	46,000	44,500	91,600	69,600
Grade (g/t Au)	10.94	10.78	8.78	10.56

Contained ounces milled	16,200	15,400	25,800	23,600

Recovery ratio (ratio of total ounces produced to contained ounces stacked and milled)	75%	68%	75%	71%

Total ore mined (tonnes)	1,900,000	1,498,000	3,410,000	2,765,000
Waste mined (tonnes)	907,000	1,013,000	1,609,000	1,788,000

Total mined (tonnes)	2,807,000	2,511,000	5,019,000	4,553,000

Waste-to-ore ratio	0.48	0.68	0.47	0.65

Ore crushed per day (tonnes) – combined	17,600	16,800	17,700	15,300

(1)

Reported gold production for Q2 2012 and YTD 2012 has been adjusted to reflect final refinery settlement. Reported gold production for Q2 2013 and YTD 2013 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

17 | ALAMOS GOLD INC